Exhibit h(12)

Domini Impact Investments LLC

180 Maiden Lane. Suite 1302

New York, New York 10038-4925

October 5, 2020

Domini Investment Trust

180 Maiden Lane, Suite 1302

New York, New York 10038-4925

Re:	Expense Limitation Agreement

Ladies and Gentlemen:

Domini Impact Investments LLC currently provides oversight and administrative and management services to Domini Investment Trust (the “Trust”), a Massachusetts business trust. We hereby agree with the Trust that we will waive expenses payable to us by the Trust’s series set forth below (each a “Fund”) or will reimburse the Fund for all expenses payable by the Fund to the extent necessary so that the Fund’s aggregate expenses (excluding brokerage fees and commissions, interest, taxes, and other extraordinary expenses), net of waivers and reimbursements, would not exceed, on a per annum basis, the percentage set forth below of that Fund’s average daily net assets.

Fund	Expense Cap
Domini International Opportunities Fund – Investor shares	1.40%
Domini International Opportunities Fund – Institutional Shares	1.15%

The agreement in this letter shall take effect on November 30, 2020 or the commencement of operations of each share class, and shall remain in effect until November 30, 2021, absent an earlier modification by the Board of Trustees, which oversees the Fund.

Please sign below to confirm your agreement with the terms of this letter.

Sincerely,

Domini Impact Investments LLC

By:	/s/ CM Laible
Carole M. Laible
Chief Executive Officer

Agreed:
Domini Investment Trust

By:	/s/ Christina Povall
Christina Povall
Treasurer